UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                        D & K HEALTHCARE RESOURCES, INC.
                        --------------------------------
                               (Name of Issuer)


                          Common Stock, $.10 par value
                    -----------------------------------------
                        (Title of Class of Securities)


                                   232861104
                                ----------------
                                (CUSIP Number)


                                 June 14, 2005
                             ---------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [X]  Rule 13d-1(c)

                              [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.: 232861104                                         Page 2 of 11 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          GLENVIEW CAPITAL MANAGEMENT, LLC
................................................................................
2.        Check the Appropriate Box if a Member of a Group

           (a) [ ]

           (b) [X]
................................................................................
3.         SEC Use Only
................................................................................
4.         Citizenship or Place of Organization

           Delaware
................................................................................
Number of            5. Sole Voting Power                  None
Shares               ..........................................................
Beneficially         6. Shared Voting Power                1,404,000
Owned by Each        ..........................................................
Reporting            7. Sole Dispositive Power             None
Person With          ..........................................................
                     8. Shared Dispositive Power           1,404,000
................................................................................
9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           1,404,000
................................................................................
10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)


           [  ]
.......... .....................................................................
11.        Percent of Class Represented by Amount in Row (9)

           9.8% based on 14,260,856 shares outstanding as of May 3, 2005.
................................................................................
12.        Type of Reporting Person:

           OO

                                 SCHEDULE 13G

CUSIP No.: 232861104                                         Page 3 of 11 Pages

................................................................................

1.         Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           GLENVIEW CAPITAL GP, LLC
.......... .....................................................................
2.         Check the Appropriate Box if a Member of a Group

           (a) [ ]

           (b) [X]
................................................................................
3.         SEC Use Only
................................................................................
4.         Citizenship or Place of Organization

           Delaware
................................................................................
Number of            5. Sole Voting Power                  None
Shares               ..........................................................
Beneficially         6. Shared Voting Power                1,404,000
Owned by Each        ..........................................................
Reporting            7. Sole Dispositive Power             None
Person With          ..........................................................
                     8. Shared Dispositive Power           1,404,500
................................................................................
9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           1,404,000
................................................................................
10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)


           [  ]
................................................................................
11.        Percent of Class Represented by Amount in Row (9)

           9.8% based on 14,260,856 shares outstanding as of May 3, 2005.
................................................................................
12.        Type of Reporting Person:

           OO

                                  SCHEDULE 13G

CUSIP No.: 232861104                                         Page 4 of 11 Pages

................................................................................
1.         Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           LAWRENCE M. ROBBINS
.......... .....................................................................
2.         Check the Appropriate Box if a Member of a Group

           (a) [ ]

           (b) [X]
................................................................................
3.         SEC Use Only
................................................................................
4.         Citizenship or Place of Organization

           United States of America
................................................................................
Number of            5. Sole Voting Power                  None
Shares               ..........................................................
Beneficially         6. Shared Voting Power                1,404,000
Owned by Each        ..........................................................
Reporting            7. Sole Dispositive Power             None
Person With          ..........................................................
                     8. Shared Dispositive Power           1,404,000
................................................................................
9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           1,404,000
................................................................................
10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)


           [  ]
................................................................................
11.        Percent of Class Represented by Amount in Row (9)

           9.8% based on 14,260,856 shares outstanding as of May 3, 2005.
................................................................................
12.        Type of Reporting Person:

           IA

                                  SCHEDULE 13G

CUSIP No.: 232861104                                         Page 5 of 11 Pages

................................................................................

13.        Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           GLENVIEW CAPITAL MASTER FUND, LTD.
.......... .....................................................................
14.        Check the Appropriate Box if a Member of a Group

           (a) [ ]

           (b) [X]
................................................................................
15.        SEC Use Only
................................................................................
16.        Citizenship or Place of Organization

           Cayman Islands, British West Indies
................................................................................
Number of           17. Sole Voting Power                  None
Shares               ..........................................................
Beneficially        18. Shared Voting Power                835,000
Owned by Each        ..........................................................
Reporting           19. Sole Dispositive Power             None
Person With          ..........................................................
                    20. Shared Dispositive Power           835,000
................................................................................
21.        Aggregate Amount Beneficially Owned by Each Reporting Person

           835,000
................................................................................
22.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)


           [X]
.......... .....................................................................
23.        Percent of Class Represented by Amount in Row (9)

           5.9% based on 14,260,856 shares outstanding as of May 3, 2005.
................................................................................
24.        Type of Reporting Person:

           OO

                                                            Page 6 of 11 Pages

Item 1(a).      Name of Issuer:

                D & K Healthcare Resources, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                8235 Forsyth Boulevard, St. Louis, Missouri 63015.

Item 2(a).      Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Glenview Capital Management, LLC ("Glenview Capital Management");

               ii) Glenview Capital GP, LLC ("Glenview
Capital GP");

               iii) Lawrence M. Robbins ("Mr. Robbins"); and

               iv) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund").

               This  Statement  relates  to Shares (as defined herein) held for the accounts of Glenview Capital Master Fund, Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

               Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor
Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.


Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022. The address of the principal business office of Glenview Capital Master Fund is Harbour Centre, North Church Street, PO Box 8966T, George Town, Grand Cayman, Cayman Islands, British West Indies.

                                                            Page 7 of 11 Pages
Item 2(c).     Citizenship

               i) Glenview Capital Management is a Delaware limited liability company;

               ii) Glenview  Capital  GP  is  a  Delaware  limited  liability company;

               iii) Mr. Robbins is a citizen of the United States of America.

               (iv) Glenview Capital Master Fund is a Cayman Islands exempted company.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value (the "Shares")

Item 2(e).     CUSIP Number:

               232861104

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               (i) As of June 20, 2005, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 1,404,000 Shares. This amount consists of: (A) 110,300 Shares held for the account of Glenview Capital Partners; (B) 835,000 Shares held for the account of Glenview Capital Master Fund; (C) 405,400 Shares held for the account of Glenview Institutional Partners; (D) 44,825 Shares held for the account of GCM Little Arbor Master Fund, (E) 7,050 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 1,425 Shares held for the account of GCM Little Arbor Partners.

               (ii) As of June 20, 2005, Glenview Capital Master Fund may be deemed to be the beneficial owner of 835,000 Shares held for its account.

Item 4(b).     Percent of Class:

               (i) The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 9.8% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed Form 10-Q, there were approximately 14,260,856 Shares outstanding as of May 3, 2005).

              (ii) The number of Shares of which Glenview Capital Master Fund may be deemed to be the beneficial owner constitutes approximately 5.9% of the total number of Shares outstanding.

                                                            Page 8 of 11 Pages

Item 4(c).     Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         1,404,000

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:            1,404,000

Glenview Capital Master Fund:
-----------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                           835,000

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:              835,000


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable

Item 7.        Identification  and  Classification  of the Subsidiary
               Which Acquired the Security Being Reported on By the Parent Holding Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages
                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2005                       GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By:    /s/ Lawrence M. Robbins
                                               ---------------------------
                                          Name:   Lawrence M. Robbins
                                          Title:  Chief Executive Officer

Date: June 21, 2005                       GLENVIEW CAPITAL GP, LLC


                                          By:    /s/ Lawrence M. Robbins
                                               ---------------------------
                                          Name:    Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: June 21, 2005                       GLENVIEW CAPITAL MASTER FUND, LTD.

                                          By:  Glenview Capital Management, LLC
                                               As Investment Mangager


                                          By:   /s/ Lawrence M. Robbins
                                                --------------------------
                                          Name:  Lawrence M. Robbins
                                          Title:  Chief Executive Officer

Date: June 21, 2005                       LAWRENCE M. ROBBINS


                                          /s/ Lawrence M. Robbins
                                          --------------------------------

                                                            Page 10 of 11 Pages
                                 EXHIBIT INDEX


Ex.                                                                    Page No.
--                                                                     --------

A. Joint Filing Agreement, dated June 21, 2005, by and among Glenview
   Capital Management, LLC, Glenview Capital GP, LLC, Glenview Capital
   Master Fund, LTD. and Lawrence M. Robbins...........................     11

                                                           Page 11 of 11 Pages
                                   EXHIBIT A

                            JOINT FILING AGREEMENT

               The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of D & K Healthcare Resources, Inc. dated as of June 21, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: June 21, 2005               GLENVIEW CAPITAL MANAGEMENT, LLC


                                  By:    /s/ Lawrence M. Robbins
                                       ----------------------------
                                  Name:   Lawrence M. Robbins
                                  Title:  Chief Executive Officer

Date: June 21, 2005               GLENVIEW CAPITAL GP, LLC


                                  By:    /s/ Lawrence M. Robbins
                                       ----------------------------
                                  Name:  Lawrence M. Robbins
                                  Title: Chief Executive Officer

Date: June 21, 2005               GLENVIEW CAPITAL MASTER FUND, LTD.

                                  By:  Glenview Capital Management, LLC
                                       As Investment Mangager


                                  By:   /s/ Lawrence M. Robbins
                                        --------------------------
                                  Name:  Lawrence M. Robbins
                                  Title:  Chief Executive Officer

Date: June 21, 2005               LAWRENCE M. ROBBINS


                                  /s/ Lawrence M. Robbins
                                  ---------------------------------